FOR IMMEDIATE RELEASE               CONTACT: Wendy Hall Nantz
(June 16, 1999)                              Public Relations
                                             Halliburton Company
                                             (713) 676-5227
                                             wendy.hall.nantz@halliburton.com

CONSORTIUM LED BY HALLIBURTON'S BROWN & ROOT SERVICES IS PREFERRED BIDDER FOR AUSTRALIA'S ALICE SPRINGS-TO-DARWIN RAILWAY PROJECT

Asia Pacific Transport Consortium will work with the AustralAsia Railway Corporation to advance rail project of national significance for Australia

DALLAS, Texas - The Asia Pacific Transport Consortium, led by Brown & Root Services (BRS), a business unit of Halliburton Company (NYSE: HAL), has been selected as the sole preferred bidder to negotiate a contract to design, build, finance, and operate (DBFO) a US $782.4 million (A$1.2 billion) railway. The railway will link Alice Springs in central Australia to the northern port city of Darwin.

         The Asia Pacific Transport Consortium comprises
o Brown & Root Services - which provides world class expertise through its Asia Pacific subsidiary, Kinhill;
o Barclay Mowlem, John Holland and Macmahon - three of Australia's best known names in civil engineering and construction, with extensive experience in earthworks and railway construction;
o Genesee & Wyoming - a leading US-based rail operator with extensive experience in operating and maintaining regional railways.

         In addition to these members, the consortium has the support of PGA Logistics - one of Australia's foremost logistics and material handling companies, providing freight management and stevedoring services; and Hutchison Port Holdings, an international port operator with significant South-East Asian and international experience and extensive shipping interests in Asia.

          "We are honored to have the opportunity to be part of this exciting and significant Australian infrastructure project," said Dave Lesar, president, Halliburton Company. "The establishment of a freight land bridge to Asia through the center of Australia has the potential to change the shape of the national economy through the creation of new trade opportunities, industries, jobs and communities."

         The contract is to design, build, finance, operate and maintain approximately 1,420 km of rail track through some of Australia's most remote areas, linking the national railway network to the new East Arm Port in Darwin.


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         "The project's scale and complexity make it an ideal strategic fit with
Brown & Root's strengths in the provision of total life-cycle services," said Randy Harl, president, Brown & Root Services. "We look forward to working with our consortium partners, the rail corporation, government and the financial
community  to  realize  this  world  class  project  of  longstanding   national
interest."

         The competition for the project narrowed from nearly 30 groups, which had expressed interest to three short-listed consortia. Selection as the preferred bidder puts the Asia Pacific Transport Consortium in the exclusive position to work with the AustralAsia Railway Corporation, Government shareholders, financiers and customers to finalize arrangements for the project to proceed.

         The Consortium's objective is to commence construction in 2000, with the first train operating in 2003. Trains will operate daily. A weekly link shipping service will commence in 2003, increasing to daily frequency by 2030.

         The Consortium will offer rail customers access to an integrated logistics chain through a unique `one invoice' freight transport service.

         Some 7,000 direct and indirect jobs are expected to be created throughout the construction and operation phases.

         Brown & Root Services, a 20,000 employee global company, operates in the Americas, UK, Europe, Africa and Asia-Pacific. Brown & Root Services specializes in comprehensive facilities engineering, design, development, construction, logistics, operations and maintenance. This work is performed for private sector and government clients in simultaneous multiple domestic and international locations.

         Halliburton Company is the world's leading diversified energy services, engineering, energy equipment, construction and maintenance companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services. In 1998, Halliburton's consolidated revenues were $17.4 billion and it conducted business with a workforce of approximately 100,000 in more than 130 countries. The company's World Wide Web site can be accessed at http://www.halliburton.com.
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